                                                       FILED BY VERITAS DGC INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                      AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                               SUBJECT COMPANY: VERITAS DGC INC.
                                                  COMMISSION FILE NO.: 001-07427

                                     SUBJECT COMPANY: PETROLEUM GEO-SERVICES ASA
                                                  COMMISSION FILE NO.: 001-14614

                                                        SUBJECT COMPANY: VENUS I
                                                  COMMISSION FILE NO.: 001-07427

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements herein contained are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results of the combined company, including the accretiveness and estimated cost savings of the transaction, the financial position of the combined company after completion of the transaction, and the timing and other benefits of the transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.

Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which PGS or Veritas expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that PGS' and Veritas' businesses will not be integrated successfully; costs related to the proposed transaction; failure of Veritas stockholders to approve the proposed transaction; failure of a sufficient number of PGS shareholders to exchange their shares for the new holding company's shares; failure of other closing conditions to be satisfied and other economic, business, competitive and/or regulatory factors affecting PGS' and Veritas' businesses generally, including prices of oil and natural gas and expectations about future prices, as set forth in PGS' and Veritas' filings with the SEC, including their most recent Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), especially in the Management's Discussion and Analysis section, PGS' most recent Reports on Form 6-K and Veritas' most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with the proposed merger of Veritas and a subsidiary of the new Cayman Islands holding company ("Caymanco"), Veritas and Caymanco will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for PGS shares, Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/ Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation / recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

o        Article published in the Seismic Observer news magazine

o        Online Media Kit

o        Operation Advantage Knowledge Site

                                      ****

THE FOLLOWING ARTICLE APPEARED IN THE "SEISMIC OBSERVER" NEWSLETTER DATED DECEMBER 2001, AND WILL BE POSTED ON VERITAS WEBSITE:

VERITAS AND PGS AGREE TO MERGE

$3.5 BILLION COMBINATION CREATES WORLD-CLASS GEOPHYSICAL AND PRODUCTION COMPANY

On 26th November 2001, Veritas DGC Inc. and Petroleum Geo-Services ASA (PGS) announced that their boards of directors had unanimously approved a definitive agreement to combine the two companies in a merger of equals.

The combination will create the second largest company in the geophysical services industry with an equity market capitalization of approximately $1.0 billion and a total enterprise value of approximately $3.5 billion. The transaction is anticipated to be immediately accretive to the combined company's earnings and cash flow per share.

The new company will offer a full range of integrated marine and land geophysical services as well as floating production operations.

Benefits from the merger include:

o Leading presence in global marine and land seismic markets

o Largest, newest and most geographically diverse seismic library with over 400,000 square kilometers of modern 3D data

o More flexible, technologically advanced and efficient seismic fleet

o Owner and operator of four high-tech floating production, storage and off-loading (FPSO) vessels

o Operator of more than 20 production installations in the North Sea, including six floaters

o Broader geographic scope in seismic acquisition capabilities

o Significant leading-edge data processing, interpretation and reservoir technologies

o More stable and diversified cash flow stream

o Improved liquidity and enhanced financial flexibility

In a joint statement, Dave Robson, Chairman and CEO of Veritas, and Reidar Michaelsen, Chairman and CEO of PGS, said, "Growing global demand for reliable seismic data coupled with ongoing consolidation, both among our customers and in our industry, make this an opportune time for this combination. By combining our complementary, high-quality seismic data libraries, we will be uniquely positioned to offer our customers a much broader array of sophisticated 2D, 3D and 4D geophysical data in active and highly prospective areas around the world. Our combination will also create a more versatile marine seismic acquisition fleet that is second to none, with the ability to provide data acquisition services anywhere, at any time."

"We are excited about the tremendous upside potential this transaction creates for the combined company and its shareholders, customers and employees. The combination of Veritas and PGS will enable us to offer fully integrated services to our customers and will give us the strength, flexibility and resources to compete more effectively and efficiently on a broader global scale. Our combined company will also possess the depth of talent and financial strength to pursue exciting new growth opportunities around the world."

               [PHOTO OF DAVE ROBSON, CHAIRMAN AND CEO OF VERITAS
                WITH REIDER MICHAELSEN, CHAIRMAN AND CEO OF PGS]

--------------------------------------------------------------------------------

THE NEW COMPANY: FACTS-AT-A-GLANCE

o This `merger of equals' will create the No. 2 company in the seismic industry, with annual revenues of about $1.5 billion.

o The new company (to be named) will have a balanced mix of services, consisting of two-thirds geophysical services and one-third production services

o The combined company will be an industry-leading production company, and a technology-driven reservoir company.

o The new company will capitalize on the synergies between the FPSO business and the seismic business. Seismic technology and reservoir knowledge can help exploit reserves in and around marginal oil and gas fields.

o The new company will have an expanded fleet of 21 vessels, with a more versatile response to customer needs.

o The new company will offer 83,000 channels in its land operations, have 27 seismic processing centers and provide 400,000 square kilometers of non-exclusive seismic data in its library.

o The new company will have the capability to serve all the major markets in the world.

THE ORGANIZATION

o The new company will have its operational headquarters in Houston, Texas and significant operations in Oslo, Norway.

o Shares of the combined company will be comprised of 60 percent PGS, 40 percent Veritas.

o Veritas and PGS will each contribute four board members and the companies will agree on two additional directors for the ten-person board.

o Reidar Michaelson, Chairman and CEO of PGS, will serve as Chairman and co-CEO in charge of production for the new company.

o Dave Robson, Chairman and CEO of Veritas, will serve as Vice Chairman and co-CEO in charge of geophysical services for the new company.

o The combined company expects to realize approximately $35 million in annualized efficiencies from SG&A and operational savings, and optimization of Research & Development efforts.

THE MERGER PROCESS

o Closing date for the transaction is expected to be in April 2002.

o Approvals of a majority of Veritas shareholders and 90% of PGS shareholders will be required.

o The merger must pass United States regulatory review (Hart, Scott, Rodino), as well as a European and other countries' regulatory review.

o The new company will be publicly traded on the New York Stock Exchange, and also intends to pursue the listing of its shares on the Oslo and Toronto stock exchanges.

--------------------------------------------------------------------------------

THE FOLLOWING ONLINE MEDIA KIT HAS BEEN POSTED ON VERITAS' WEBSITE:

                                   VERITAS DGC
                                FACTS-AT-A-GLANCE

GENERAL

     Veritas DGC is a leading provider of integrated geophysical services designed to manage exploration risk and improve drilling and production success.

     Capabilities include seismic survey planning and design, seismic data acquisition, data processing, data visualization, reservoir characterization, and extensive non-exclusive seismic data library surveys worldwide.

     Veritas' libraries include 3.6 million line kilometers of seismic marine and land data. More than 90 percent of this information is 3D.

     Veritas crews share capacity of 41,000 seismic channels that can equip up to 20 large-scale 3D crews.

     Veritas has more than 3,000 employees in 14 countries on six continents. It is headquartered in Houston, Texas.

     Revenues in Fiscal 2001 totaled $477.3 million, up 35 percent from the year before.

     Earnings in Fiscal 2001 were $22.5 million, compared with $6.5 million in the previous year.

     Veritas is traded publicly under ticker symbol VTS on the New York and Toronto stock exchanges.

CAPABILITIES/SERVICES

     DATA ACQUISITION (LAND): Designing and recording seismic acquisition programs for prairie, mountain regions, and Arctic areas of North America; jungles in South America; deserts in the Middle East, and marsh, swamp, and tidal basin environments.

     DATA ACQUISITION (MARINE): A fleet of seven vessels installed with the latest recording systems and technologies and on-board processing capabilities.

     LAND SEISMIC DATA LIBRARY: Extensive 2D and 3D data available from Texas, Oklahoma, Wyoming, Mississippi, and the Western Canadian Basin.

     o MARINE SEISMIC DATA LIBRARY: One of the largest libraries of marine seismic data in the industry - 2.6 million line kilometers of 3D coverage and a large number of 2D programs worldwide - that is available for licensing under non-exclusive agreements.

     o DATA PROCESSING: A network of 16 seismic data processing centers worldwide, utilizing a comprehensive range of software that can process 2D, 3D, and 4D data sets from land, transition zones (wetlands), and marine environments.

     o GEOMATIC SERVICES: Geophysical quality assurance, database management, and oil and gas computer mapping.

     o INTERNET TECHNOLOGIES: Applying emerging e-commerce technologies to the geophysical business.

     o PETROLEUM TRAINING: Two-, three-, and five-day courses offered worldwide that provide the opportunity for participants to interact with experts and become familiar with state-of-the-art software tools.

     o RESERVOIR TECHNOLOGIES: A complete range of data interpretation analysis skills, seamlessly integrated through data visualization centers into a suite of advanced exploration services.

THE FLEET

     Veritas' fleet consists of some of the world's most sophisticated vessels, each equipped with advanced integrated geophysical and navigational data acquisition systems, and full quality assurance capabilities.

     In recent years, Veritas has spent nearly $300 million to upgrade and expand its fleet.

     The fleet consists of:

     o TWO VIKING-CLASS VESSELS, the largest, most powerful, most technically advanced seismic vessels in the industry, with a third one to be launched in April 2002

     o    P/V POLAR SEARCH, a multi-purpose, multi-streamer seismic vessel

     o M/V NEW VENTURE, a large, modern seismic vessel that is ideal for deeper waters

     o R/V VERITAS SEARCHER, ideal for 2D data acquisition and small 3D programs

     o    M/V SEISQUEST, a large, modern, high-capacity 3D vessel

     o M/V PACIFIC SWORD, also ideal for acquisition of 2D data and small 3D projects

TECHNOLOGY

     Veritas operates 16 seismic data processing centers in major oil and gas markets worldwide.

     The backbone of the company's global computing capability is over 5,000 clusters of PC computing power (planned to double in the next six months) which are installed in Houston, Crawley, Singapore and Calgary, and backed up by NEC SX-5 supercomputers in Houston, Crawley and Singapore.

     The company has four state-of-the-art data visualization centers that enable multi-disciplinary exploration teams to display and manipulate large volumes of complex 3D seismic data covering large geographic regions. This allows scientists and engineers to integrate and interpret various types of data quickly, and with maximum clarity and accuracy.

                          PETROLEUM GEO-SERVICES (PGS)
                                FACTS-AT-A-GLANCE

GENERAL

     Petroleum Geo-Services (PGS) is a technology focused oilfield service company that is primarily involved in two lines of business:

     GEOPHYSICAL SERVICES: The acquisition, processing and marketing of 3D time-lapse and multi-component seismic data that oil and gas companies use to explore new reserves, develop existing reserves and manage producing oil and gas fields in marine, land, or transition zone environments.

     PRODUCTION SERVICES: The operation of floating production, storage and offloading systems (FPSO) and offshore production facilities.

     PGS' 2000 revenues were $906.2 million, 15 percent higher than in the prior year.

     The company employs about 5,500 people of diverse technical backgrounds and nationalities. Headquarters are in Oslo, Norway, and Houston, Texas.

OPERATIONS

     The company's core expertise includes developing and operating high-tech vessels; on-board and in-sea electronics; data transmission and processing; commercial geoscience operations; reservoir evaluation, and petroleum data management.

     Supporting the geophysical services activities are PGS Research, a seismic research and development group, and PGS Data Processing, which is responsible for processing behind the Ramform seismic vessels, reservoir services vessels, and onshore seismic equipment. The Data Processing group also markets PGS' proprietary processing capabilities and data processing centers worldwide.

     PGS' Ramform acquisition technology includes six vessels that can tow up to 20 streamers, giving the company a large number of high capacity, high-technology seismic equipment.

     PGS owns and operates four FPSO systems and provides management, engineering and maintenance services to numerous offshore production facilities.

     The FPSOs have a combined production capacity of 355,000 bopd and a crude storage capacity of more than 1 million barrels.

     The PGS Onshore Group has a total of eight crews.

     Onshore data processing centers are located in the United States, Europe, the Middle East and Asia.

FLEET

     In addition to four classic vessels, PGS operates a fleet of six Ramform vessels:

      Ramform Explorer

      Ramform Challenger

      Ramform Valiant

      Ramform Viking

      Ramform Victory

      Ramform Vanguard

FPSO FLEET

     PGS' FPSO fleet consists of four vessels:

      PETROJARL I: A purpose-built, turret-moored production vessel that can be used in full field development, extended well test or early production mode. It has serviced nine fields since 1986 and conducted more than 1,300 offloadings without a reportable environmental incident.

      PETROJARL FOINAVEN: A turret-moored, converted submarine tender that has achieved an exceptional record of production uptime in harsh environments, and was certified to ISO 14001 standards for environmental procedures and performance. It has conducted more than 500 offloadings.

      PETROJARL VARG: A purpose-built, double-hulled vessel that is the newest addition to PGS fleet of high-specification FPSOs. It has a production capacity of 60,000 bopd and storage capacity of 470,000 bbls, making this vessel adaptable to almost any offshore production requirement.

      RAMFORM BANFF: A purpose-built, turret-moored vessel that utilizes a unique wedge-shaped design. The double-hulled ship's beam equals 45 percent of LOA, and the turret is located forward of midships to enable it to turn with the waves.

TECHNOLOGY/INNOVATION

     The proprietary FOURcE Seafloor Seismic Acquisition System provides better data at deeper depths than any available system. It is effective to depths of more than 2,000 meters, as well as in shallow areas where towed streamer surveys are not cost-efficient or geophysically inappropriate.

     PGS' time-lapse Vertical Cable Seismic surveys provide quality, high-resolution images for enhanced reservoir management.

                        THE NEW COMPANY (VERITAS AND PGS)
                                FACTS AT-A-GLANCE

THE NEW COMPANY AND ITS SERVICES

     This 'merger of equals' will create the No. 2 company in the seismic industry, with annual revenues of about $1.5 billion.

     The new company will have a balanced mix of services, consisting of two-thirds geophysical services and one-third production services (floating production, storage and offloading, or FPSO).

     The combined company will be an industry-leading production company, and a technology-driven reservoir company.

     The new company will have an expanded fleet of 21 vessels, with a more versatile response to customer needs. The new company will offer 83,000 channels in its land operations, have 27 seismic processing centers and provide 400,000 square kilometers of data in its library.

     The new company will be able to capitalize on the synergies between the FPSO and seismic businesses to help exploit reserves in and around marginal fields.

THE ORGANIZATION

     The new company will have its operational headquarters in Houston, Texas and significant operations in Oslo, Norway.

     Shares of the combined company will be comprised of 60 percent PGS, 40 percent Veritas.

     Veritas and PGC will each contribute four board members and the companies will agree on two additional directors for the ten-person board.

     Reidar Michaelson, Chairman and CEO of PGC, will serve as Chairman and co-CEO in charge of production for the new company.

     Dave Robson, Chairman and CEO of Veritas, will serve as Vice Chairman and co-CEO in charge of geophysical services.

     The combined company expects to realize approximately $35 million in annualized efficiencies from SG&A and operational savings, and the optimization of R&D efforts.



THE MERGER PROCESS

     The closing date for the transaction is expected to be in April 2002.

     Approvals of a majority of Veritas shareholders and 90% of PGS shareholders will be required.

     The merger must pass United States regulatory review (Hart-Scott-Rodino) and other countries' regulatory review.

     The new company (to be named) will be publicly traded on The New York Stock Exchange and will pursue listings on the Toronto and Oslo stock exchanges.

(Editorial Backgrounder)

                      PGS, VERITAS MERGER TO CREATE STRONG,
                               DIVERSE COMPETITOR


The seismic industry today is undergoing a shift that is unprecedented in recent years. Increased competition, the need for more and improved data resources, and an ongoing requirement for increasingly advanced technology have ushered in a new era of service. The implications of this business climate are clear: Any company that wants to succeed must be able to deliver on every demand the market and its customers set.

By that standard - and many others - the proposed merger of equals between Petroleum Geo-Services and Veritas more than meets the test. It brings together a pair of proven companies whose complementary services will create a strong No. 2 in the seismic industry, not only positioning the new firm as a high-profile player but also reshaping the competitive marketplace in a way that is expected to benefit customers and shareholders alike.

EXPANDED RESOURCES AND CAPABILITIES

PGS, headquartered in Oslo and Houston, Texas, is a technically focused oilfield service company that is primarily involved in two businesses: the acquisition, processing, and marketing of time-lapse and multi-component seismic data that is used by oil and gas companies to explore new reserves, develop existing reservoirs, and manage producing oil and gas fields; and production services, in which the company owns four floating production, storage and offloading systems
(FPSO) and operates nine offshore production facilities for oil and gas companies. The FPSOs enable oil and gas firms to produce faster and more efficiently from offshore fields.

Houston-based Veritas is a leading provider of services designed to help customers manage exploration risk and improve drilling and production success. Its capabilities include seismic survey planning and design, seismic data acquisition, data processing, data visualization, reservoir characterization, and extensive non-exclusive seismic data library surveys worldwide. Its libraries consist of 3.6 million line kilometers of seismic marine and land data, more than 90 percent of which is three-dimensional.

The combined company will be able to build on the respective strengths of both PGS and Veritas to create a $1.5 billion entity whose balanced mix of services - two-thirds geophysical, one-third production - will enable it to compete effectively and efficiently against any competitor. Its strengthened position in the seismic industry will be further enhanced by a broader set of capabilities and resources that include:

     An expanded fleet of 21-vessels, equipped with some of the most sophisticated technology in the world;

     83,000 channels in its land operations;

     27 seismic processing centers;

     400,000 square kilometers of data in its library, and

     The ability to combine shallow water and transition zone (marches, tidal basins, etc.) capabilities with a strong 3D capability.

Taken collectively, these advantages will enable the new company to provide turnkey services and greater flexibility to customers, and put it in a position to serve most of the major areas in the world more efficiently than either could have done as separate entities.


SOUND RATIONALE

Ownership of the new company will be made up of 60 percent PGS and 40 percent Veritas. While this may raise some questions in financial circles as to a premium being paid by Veritas shareholders, there is a sound rationale behind the transaction.

First and foremost, there can be little argument that the new company will compete more effectively than either PGS or Veritas individually, and its 21-vessel fleet will allow for a more global reach. Beyond that, the more balanced business mix will diversify the revenue and cash flow streams, while more predictable FPSO earnings are expected to offset any fluctuations of the multi-client seismic business. This latter point is of great value to Veritas shareholders, who will effectively be getting 40 percent of the less cyclical, $500 million per year FPSO business.

Although the 40-60 percent ratio may suggest to some that Veritas shareholders are paying a premium at the outset, that ratio is actually consistent with a number of factors. These include the three-month average market price; the market prices when negotiations began, and the relative contributions of each company to the new organization. Additionally, PGS is undervalued relative to Veritas and is selling at only half of its book price, while Veritas was receiving a higher relative valuation in the marketplace. The fact that shareholders can expect to benefit significantly from the combined advantages of both companies - including greater size and stability and a stronger market presence - will also largely minimize potential concerns over dilution of Veritas's value.

Nor are any problems anticipated by Veritas' assumption of $2.4 billion of PGS debt. Veritas closely examined the liquidity and cash resources of the combined company over the next few years, and concluded that the resources will be available to effectively execute the necessary business plan. PGS's sale of Atlantis, part of its non-seismic portfolio, is expected to yield $200 million, and the FPSO assets are expected to continue to deliver strong operating cash flows. The debt issue is further addressed by the improved competitive position of the new company, as well as its initial $1.5 billion in combined revenues.

That having been said, debt reduction will remain a high priority for the new company, which will seek to reduce its current debt-to-capital rate of 49 percent to approximately 40 percent during the next two years.

WHAT LIES AHEAD

The merger is expected to close in April 2002, and must pass regulatory review in the U.S., South America and Europe. It must also get the support of a majority of Veritas shareholders and 90 percent of PGS shareholders. The boards of both companies have already unanimously approved the transaction, and PGS and Veritas officials believe that shareholders will follow suit once they understand the value and benefits of the transaction. Both companies are also confident that regulatory bodies will view this transaction favorably.

Once approved, the new company will have its operational headquarters in Houston. Reidar Michaelson, the chairman and CEO of PGS, will serve as chairman and co-CEO in charge of production services; Dave Robson, who is chairman and CEO of Veritas, will serve as vice chairman and co-CEO responsible for geophysical services. Each company will contribute four members to and will mutually agree on an additional two directors for the board of 10. The renamed new company will be publicly traded on The New York Stock Exchange and will pursue listings on the Toronto and Oslo stock exchanges.


                                    * * * *

THE FOLLOWING WAS POSTED ON VERITAS WEB SITE FOR VERITAS' EMPLOYEES REFERENCE:

ABOUT OPERATION ADVANTAGE:


                           [OPERATION ADVANTAGE LOGO]


Welcome to the Operation Advantage Knowledge Site:
An Information Source for Veritas People


This site has been designed to give you the latest information on the pending combination of Veritas and PGS into one company - a merger that will form the best Geophysical and Production company in the industry. By joining forces, we will create a stronger, more flexible company than either Veritas or PGS could have achieved on their own.

The news section of this site will contain items of interest such as copies of employee and investor presentations, as well as all the developing news on the progress of the merger.

We know you will also have questions and concerns about the merger. The goal of the FAQ section is to address these issues as best we can, and also to help equip you to answer questions you may hear from family, customers, vendors, and others.

We don't know all the answers yet.

Therefore, the content of this site will change and grow as the process moves forward and as decisions are made about the new company. We will use the site to communicate information as quickly and broadly as we can to all of you, as it becomes available.

And - we want to hear from you, so please use the site, and let us know what you think.

PRESS RELEASE - PGS & VTS TO MERGE
11/26/2001  07:00:00 PM

--------------------------------------------------------------------------------

Houston, TX and Oslo, Norway, November 26, 2001 - Petroleum Geo-Services ASA ("PGS") (NYSE: PGO, OSE: PGS) and Veritas DGC Inc. (NYSE & TSE: VTS) today announced that their boards of directors have unanimously approved a definitive agreement to combine the two companies in a merger of equals. The combination will create the second largest company in the geophysical services industry with an equity market capitalization of approximately $1.0 billion and a total enterprise value of approximately $3.5 billion. The transaction is anticipated to be immediately accretive to the combined company's earnings and cash flow per share.

The new company will offer a full range of integrated marine and land geophysical services and floating production operations. Benefits from the merger include:

o   Leading presence in global marine and land seismic markets

o Largest, newest and most geographically diverse seismic library with over 400,000 square kilometers of modern 3D data

o   More flexible, technologically advanced and efficient seismic fleet

o Owner and operator of four high-tech floating production, storage and offloading (FPSO) vessels

o Operator of more than 20 production installations in the North Sea, including six floaters

o   Broader geographic scope in seismic acquisition capabilities

o Significant leading-edge data-processing, interpretation and reservoir technologies

o   Initial estimated annual cost savings of at least $35 million

o   More stable and diversified cash flow stream

o   Improved liquidity and enhanced financial flexibility

In a joint statement, Reidar Michaelsen, Chairman and Chief Executive Officer of PGS, and Dave Robson, Chairman and Chief Executive Officer of Veritas, said, "Growing global demand for reliable seismic data coupled with ongoing consolidation, both among our customers and in our industry, make this an opportune time for this combination. By combining our complementary, high-quality seismic data libraries, we will be uniquely positioned to offer our customers a much broader array of sophisticated 2D, 3D and 4D geophysical data in active and highly prospective areas around the world. Our combination will also create a more versatile marine seismic acquisition fleet that is second to none, with the ability to provide data acquisition services anywhere, at any time.

We are excited about the tremendous upside potential this transaction creates for the combined company and its shareholders, customers and employees. The combination of Veritas and PGS will enable us to offer fully integrated services to our customers and will give us the strength, flexibility and resources to compete more effectively and efficiently on a broader global scale. Our combined company will also possess the depth of talent and financial strength to pursue exciting new growth opportunities around the world.

INDUSTRY-LEADING PORTFOLIO

The combined company will boast an industry-leading portfolio including:

o   400,000 square kilometers of modern 3D data

o   21 marine seismic crews

o   83,000 land seismic channels capable of fielding 25 to 30 high-tech 3D crews

o   4 high-tech, harsh environment FPSO vessels

o   More than 20 data processing centers

o   8 data visualization centers

HEADQUARTERS, MANAGEMENT AND BOARD

The combined company will be headquartered in Houston, Texas and will maintain a significant operating presence in Norway. Upon completion of the transaction, Mr. Michaelsen will serve as Chairman and Co-CEO of the combined company, with primary responsibility for the production business. Mr. Robson will become Vice Chairman and Co-CEO of the combined company, with primary responsibility for the geophysical business. The combined company's Board of Directors will be comprised of ten directors, four designated from each of the two companies, including Mr. Robson and Mr. Michaelsen, and two newly appointed unaffiliated directors.

COST SAVINGS

The companies expect to achieve annual pre-tax cost savings of at least $35 million. Savings are expected to come from the elimination of duplicative general and administrative and operating activities, improved operating efficiencies and the optimization of research and development efforts.

TERMS AND CONDITIONS

Under the terms of the agreement, both Veritas and PGS will become wholly-owned subsidiaries of a new holding company incorporated in the Cayman Islands. PGS shareholders who exchange their shares will receive 0.47 shares of the new holding company's common stock for each share of PGS they own. Veritas shareholders will receive one share of the new holding company's common stock for each share of Veritas they own. Based upon the closing stock prices of Veritas and PGS on Friday, November 23, 2001, this represents a value of $7.64 per PGS share, or a 44 percent premium to PGS shares. The transaction is expected to be tax-free to Veritas shareholders. The transaction is expected to be taxable to PGS shareholders; however, PGS expects to apply for tax-exempt treatment for Norwegian shareholders of PGS. At inception, PGS shareholders will own approximately 60 percent of the new holding company and Veritas shareholders will own approximately 40 percent.

The transaction is conditioned upon, among other things, the approval of a majority of Veritas shareholders, expiration of the Hart-Scott-Rodino waiting period, listing of the new holding company's shares on the NYSE and customary regulatory approvals. The transaction also requires 90 percent of PGS shareholders to exchange their shares for the new holding company's ordinary shares. The companies expect that the transaction can be completed in the second quarter of 2002. The new company also intends to pursue the listing of its shares on the Oslo and Toronto stock exchanges.

Merrill Lynch & Co. and ABG Sundal Collier & Co. acted as financial advisors, and Merrill Lynch provided a fairness opinion to PGS. Baker Botts LLP and Wikborg, Rein & Co. acted as PGS' legal advisors. Evercore Partners Inc. acted as financial advisor and provided a fairness opinion to Veritas and Fulbright & Jaworski LLP and Baker & McKenzie acted as its legal advisors.

ABOUT PGS

Petroleum Geo-Services is a technologically focused oilfield service company principally involved in two businesses: Geophysical Operations and Production Operations. PGS acquires, processes and markets 3D, time-lapse and multi-component seismic data. In its Production Operations, PGS owns four floating, production, storage and offloading (FPSO) systems and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more quickly and cost-effectively.
PGS operates on a worldwide basis from Oslo, Norway and Houston, Texas.

ABOUT VERITAS

Veritas DGC Inc. offers the oil and gas industry a comprehensive suite of integrated geophysical services designed to manage exploration risk and enhance drilling and production success worldwide. These services include seismic data acquisition in all environments, data processing, data visualization, data interpretation, reservoir characterization, and extensive non-exclusive seismic data library surveys worldwide. With over 36 years of operating experience, Veritas is one of the world's leading providers of advanced geophysical technologies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results of the combined company, including the accretiveness and estimated cost savings of the transaction, the financial position of the combined company after completion of the transaction, and the timing and other benefits of the transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.

Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which PGS or Veritas expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that PGS' and Veritas' businesses will not be integrated successfully; costs related to the proposed transaction; failure of Veritas stockholders to approve the proposed transaction; failure of a sufficient number of PGS shareholders to exchange their shares for the new holding company's shares; failure of other closing conditions to be satisfied and other economic, business, competitive and/or regulatory factors affecting PGS' and Veritas' businesses generally, including prices of oil and natural gas and expectations about future prices, as set forth in PGS' and Veritas' filings with the SEC, including their Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas) for the year ended 2000, especially in the Management's Discussion and Analysis section, PGS' most recent Reports on Form 6-K and Veritas' most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with the proposed merger of Veritas and a subsidiary of the new Cayman Islands holding company ("Caymanco"), Veritas and Caymanco will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for PGS shares, Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/ recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

Veritas and its directors, executive officers and certain other members of its management and employees may be soliciting proxies from its stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Veritas' stockholders in connection with the proposed Veritas merger is set forth in Veritas' proxy statement for its 2001 annual meeting, dated October 29, 2001 and filed with the SEC on October 29, 2001. Additional information will be set forth in the proxy statement/prospectus when it is filed with the SEC.

ANALYST/INVESTOR TELECONFERENCE

There will be a analyst/investor teleconference call on Tuesday, November 27, 2001 at 9:00 am CST/10:00 am EST. The call will be webcast on both companies' websites located at www.veritasdgc.com and www.pgs.com.

PGS CONTACTS:
J. Chris Boswell, SVP & CFO
Sam R. Morrow, SVP Finance & Treasurer
Phone: 281-589-7935

Dag W. Reynolds, Director European IR
Phone: +47 67 52 66 00

VERITAS CONTACTS:
Matthew Fitzgerald, SVP, CFO and Treasurer
Rene VandenBrand, VP Business Development
Phone:  832-351-8300

Mindy Ingle, Investor Relations
Phone: 832-351-8821

DAVE ROBSON ANNOUNCES VERITAS AND PGS TO MERGE - WORD DOCUMENT
11/26/2001 05:17:00 PM


Dear fellow employees:

I am please to announce an exciting event that will be very important to our future and to our long-term success. The Boards of Directors of Veritas and PGS have today approved a definitive agreement to combine the two companies in a merger of equals. The press release that provides more details is available on the Veritas Bulletin Board, the Internet and our website and will be posted at all of our operating locations. Please review it carefully.

The Transaction

The combined company will be the second largest geophysical contractor in the world. In addition, the Floating Production, Storage and Offloading (FPSO) business owned by PGS will add significantly to the new company's profits and cash flow. We will be a much larger company in the oilfield service area with total sales in excess of $1.5 billion, offices in over 30 countries and about 10,000 employees. About 7000 of these employees will work in the combined geophysical operation. Operationally, we will have 21 marine vessels, capacity for more than 20 land crews, 27 processing centers and 36 locations.

We are planning to rename the company which involves assuming a new name, creating a new logo and developing a branding/advertising program with new graphics, etc. The reason for the new name is to create a spirit of cooperation within the new entity.

The company will be more global in nature and better equipped to service our customers. We can be more cost efficient because we can spread our overhead over a larger revenue base. We will have significantly enhanced research and development efforts in areas like data processing and acquisition technology to improve our technology to even higher levels. When you look at the combined strengths of the two companies, we are leading the industry in most areas of operational excellence and technology.

The company will be organized into two areas, Production Services ( FPSO's) and Geophysical. I will be Co-CEO responsible for the Geophysical Division and Reidar Michaelson will be Co-CEO responsible for Production Services.

The Board of Directors will be composed of four current members of both Veritas and PGS's Boards along with two new independent members to be selected. The Company will be listed on the New York Stock Exchange and the Toronto Stock Exchange. The head office will be in Houston, Texas and will be located at 10300 Town Park, the current headquarters for the Veritas company, and this will happen as soon as practical. Organizational plans beyond this point have not been solidified at this time. We will keep you informed as we proceed.

We are estimating consolidation savings of $35 million as a result of the merger. Due to the many steps and procedures required for a merger of this size, we do not expect to complete the deal until April 2002. In the meantime, we have to operate separately. However, extensive due diligence will commence and organizational planning will start in earnest immediately.

Why are we doing this

The geophysical industry currently is not a growth industry. The only way to achieve our goal of providing opportunities for our employees to grow and for our shareholders to have a decent return on their investment is to consolidate. We have been having discussion with others but clearly PGS was the most interested in such a plan. To capitalize on such an opportunity, there must be both a need and a willingness to change. The geophysical industry needs more consolidation to meet the challenges of investing large sums of capital in research and development, in multi-client data libraries and in a never-ending series of new technological advances in acquisition and processing capabilities. The geophysical industry is now expected to provide leadership in many areas of geophysical technology which were traditionally the domain of our customers, the oil companies. At the same time, we need to deliver more value to our customers and provide a reasonable return on the total capital entrusted to us. The following are some of the reasons that this transaction makes sense:

      ONE. We will be able to optimize the deployment of more assets in more combined areas. This will reduce mobilization costs, allow us to focus the right assets and the right people on the right jobs and give us the ability to tackle increasingly complex challenges for our customers.

      TWO. Combining our respective asset bases will give us the opportunity to focus our capital expenditures and ensure full utilization of all of our assets in a global market.

      THREE. While maintaining our investment in R&D, we can broaden the scope for new technological innovations that have made PGS and Veritas leaders in providing better solutions to our customers.

      FOUR. Together, we have the largest database in the world of modern 3D seismic data, totaling over 400,000 square kilometers. Our customers will benefit from our integration of these datasets and our making them available to a worldwide market.

      FIVE. We will capitalize on the synergies between the FPSO business and the seismic business. Seismic technology and our combined reservoir knowledge can help exploit reserves in and around marginal fields produced by FPSO's while the FPSO's provide more stable and predictable cash flow streams to offset the traditional, more volatile seismic business.

What this means to you

Over the next couple of years, we will be consolidating operations that are duplicative to the new company. There may be some disruption to you if you are in one of these areas. Obviously, one of the advantages to a merger like this is to eliminate duplication. However, we do not have significant overlap in general and therefore layoffs will be minimal. Notice that we are not making any public announcements regarding the number of jobs lost for these reasons. Most everyone in the new company is a essential employee. In other words, if a hand on the back deck of a boat is not working, we can't deploy our cables, if a data processor isn't working, we can't produce sections for our customers. Our job is to produce product for our customers. That activity must go on uninterrupted. Therefore, if you are doing a good job, you should have little cause for concern.

We will be communicating with you on a regular basis as this transaction evolves. Later this week, a Lotus Notes database ( Operations Advantage ) will be available so that you may post issues and concerns and view the answers to frequently asked questions. In addition, the senior management of the company and of your division has been briefed to the extent that we can. We will try to see as many of you in person as is practical between now and the end of the year. In the meantime, video conferencing meetings are scheduled this week to many different locations.

Finally, in situations like this, gossip and rumors tend to take a little information and expand upon it significantly. Please visit with your supervisors and senior management to seek further information. In the short term, they may not be more informed than you are, but the presidents of all of the divisions have been briefed to the extent that we have clear information. Please show professionalism as you deal with limited information and please do not share any information with the geophysical community if it is not factual.


Sincerely,



Dave Robson

FREQUENTLY ASKED QUESTIONS:


BENEFITS --

WHAT HAPPENS TO VTS STOCK I OWN
11/27/2001  11:02:19 AM

---------------------------------------------------

Your Veritas stock will be exchanged for new company stock at one share of the new company for each share of Veritas.

This will also apply to shares purchased through the Employee Stock Purchase
Plan.


COMPANY ORG/STRUCTURE -

HOW WILL THE NEW ORGANIZATION BE STRUCTURED
11/27/2001  01:03:32 PM

---------------------------------------------------

A critical step in the merger process is creating a structure for the new organization. At this time it has been determined that the business will be divided into two major units: seismic services and FPSO (Floating Production Storage and Offloading) systems. In the seismic services or geophysical business unit we must now determine an organization design and subsequently decide who will be placed in the leadership roles for our various seismic businesses. This process will begin shortly and will be completed after the first of the new year.

Once finalized, these decisions will be communicated by organizational announcement and will also be placed in this database.


OTHER --

WHO IS THE WINNER IN THIS MERGER
11/27/2001  12:00:10 PM

---------------------------------------------------

     Both companies and their customers and shareholders are winners in this merger. This is a "merger of equals" that will create the second largest company in the geophysical industry. Each company will bring extensive resources and libraries of seismic data, sophisticated software, and extraordinary people to the new organization. Remember that each company will be equally represented on the board of directors and Dave Robson will be the leader of geophysical operations.

HOW LONG WILL IT TAKE TO COMPLETE THE MERGER
11/27/2001  12:57:12 PM

---------------------------------------------------

Completing the merger is a complicated process that requires the approval of shareholders of both companies and approvals of a number of regulatory agencies in the U.S. and other countries. While there is no way to predict exactly when the merger will close, we do expect to complete it sometime in April of 2002.

Others have asked if is possible that Veritas and PGS will not get the appropriate approvals to complete the merger. The boards of both companies are convinced of the merger's value, and they are communicating the strategic business rationale to all audiences and shareholders. While it is possible that the merger will not receive the necessary approvals, we believe that is unlikely.

LET US HEAR FROM YOU

Got a question or concern?
Let us know, and we'll try to address it.

We'll research the subject, review similar questions that have been received, and then publish a combined answer as soon as possible on the FAQ page. Please remember that we don't know all the answers yet, but we will do our best to respond as soon as possible.

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DATE:

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